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                              April 27, 2022

       Tak Ching Poon
       Chief Executive Officer
       ALE Group Holding Ltd
       Unit 1005, 10/F, Tower A
       Mandarin Plaza, 14 Science Museum Road
       Tsim Sha Tsui, Hong Kong

                                                        Re: ALE Group Holding
Ltd
                                                            Post-Effective
Amendment No. 7 to Registration Statement on Form F-1
                                                            Filed January 28,
2022
                                                            File No. 333-239225

       Dear Mr. Poon:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 7 to Registration Statement on Form F-1 filed January 28, 2022

       Prospectus Cover Page, page i

   1.                                                   We note your disclosure
that you do not believe that PRC laws have a    material impact
                                                        on your company,
significant changes to    current political arrangements    between the
                                                        PRC and Hong Kong could
result in Hong Kong companies facing similar risks as PRC
                                                        companies, and the PRC
has recently expanded its authority in Hong Kong. Here and
                                                        elsewhere as
appropriate, please revise to state that, if changes to the arrangements between the PRC and
Hong Kong and the PRC   s expanded authority in Hong Kong result
                                                        in PRC regulatory
authorities disallowing your current structure, it would likely result in a material change in your
operations and/or a material change in the value of your
                                                        securities.
 Tak Ching Poon
FirstName
ALE GroupLastNameTak
             Holding Ltd Ching Poon
Comapany
April       NameALE Group Holding Ltd
       27, 2022
April 227, 2022 Page 2
Page
FirstName LastName
2. Please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. Please state whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable.
         Please state the source of any such cash management policies (e.g., regulations). Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business are in Hong Kong or Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of Hong
         Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash/assets. On the cover page, please provide cross-references to these other discussions. Other Pertinent Information, page ii

3.       We note here you have defined    we,       us,    the    Company
and    ALE    to include ALE
         Group Holding Limited and its subsidiaries, including BVI Sub and ALECS. Please revise this definition to avoid using the same terms to refer to the holding company in which investors are purchasing an interest and the subsidiaries that are conducting operations. Please use different terms for these entities.

4. Please revise the definitions of China and PRC to include Hong Kong and Macau.
Risks Relating to Doing Business in Hong Kong and Having Clients from China, page 2

5. Please revise to discuss the risks regarding the enforcement of laws in the PRC.
Prospectus Summary
Corporate History and Holding Company Structure, page 3

6. Please revise the organizational chart on page 4 to reflect, if true, that each subsidiary is wholly-owned by the entity above it in the chart. In addition, please describe any relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
Recent Regulatory Development in PRC, page 6

7. We note your statement that you are not required to obtain approvals to offer your securities; here and elsewhere as appropriate, please revise to also state that you are not required to obtain approvals to operate your business. Please revise your disclosure to describe the consequences to you and your investors if you or your subsidiaries inadvertently conclude that PRC permissions or approvals are not required.
8. Please state affirmatively whether or not you are subject to the CAC. Also, please provide
 Tak Ching Poon
ALE Group Holding Ltd
April 27, 2022
Page 3
         greater detail regarding the requirements of the CSRC, state affirmatively whether you are subject to the CSRC, and provide the basis for that determination. General

9. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any PRC permissions or approvals to operate your business and to offer securities to investors. If true, please disclose this in the prospectus and explain why such an opinion was not obtained.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Dietrich King at ###-##-#### if
you have any questions.



FirstName LastNameTak Ching Poon                                 Sincerely,
Comapany NameALE Group Holding Ltd
                                                                 Division of
Corporation Finance
April 27, 2022 Page 3                                            Office of
Trade & Services
FirstName LastName